UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

QAD Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A 74727D306 Class B 74727D207

(CUSIP Number)

December 31, 2011**

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	See Explanatory Note on Page 9.

CUSIP NO. 74727D306/74727D207	13G	Page 2 of 18 Pages

1.	NAME OF REPORTING PERSONS Karl F. Lopker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,582,167 Class B – 1,871,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,582,167 Class B – 1,871,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,582,167 Class B – 1,871,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 58.9% (1) Class B – 58.5% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 12,871,094 shares of Class A common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.
(2)	Based on 3,198,899 shares of Class B common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.

CUSIP NO. 74727D306/74727D207	13G	Page 3 of 18 Pages

1.	NAME OF REPORTING PERSONS Pamela M. Lopker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,582,167 Class B – 1,871,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,582,167 Class B – 1,871,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,582,167 Class B – 1,871,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 58.9% (3) Class B – 58.5% (4)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(3)	Based on 12,871,094 shares of Class A common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.
(4)	Based on 3,198,899 shares of Class B common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.

CUSIP NO. 74727D306/74727D207	13G	Page 4 of 18 Pages

1.	NAME OF REPORTING PERSONS Juliana Lynn Lopker Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,582,167 Class B – 1,871,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,582,167 Class B – 1,871,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,582,167 Class B – 1,871,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 58.9% (5) Class B – 58.5% (6)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(5)	Based on 12,871,094 shares of Class A common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.
(6)	Based on 3,198,899 shares of Class B common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.

CUSIP NO. 74727D306/74727D207	13G	Page 5 of 18 Pages

1.	NAME OF REPORTING PERSONS Karl Bo Lopker Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,582,167 Class B – 1,871,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,582,167 Class B – 1,871,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,582,167 Class B – 1,871,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 58.9% (7) Class B – 58.5% (8)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(7)	Based on 12,871,094 shares of Class A common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.
(8)	Based on 3,198,899 shares of Class B common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.

CUSIP NO. 74727D306/74727D207	13G	Page 6 of 18 Pages

1.	NAME OF REPORTING PERSONS The Lopker Living Trust dated March 23, 1993
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,582,167 Class B – 1,871,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,582,167 Class B – 1,871,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,582,167 Class B – 1,871,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 58.9% (9) Class B – 58.5% (10)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(9)	Based on 12,871,094 shares of Class A common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.
(10)	Based on 3,198,899 shares of Class B common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.

CUSIP NO. 74727D306/74727D207	13G	Page 7 of 18 Pages

1.	NAME OF REPORTING PERSONS Lopker Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,582,167 Class B – 1,871,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,582,167 Class B – 1,871,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,582,167 Class B – 1,871,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 58.9% (11) Class B – 58.5% (12)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(11)	Based on 12,871,094 shares of Class A common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.
(12)	Based on 3,198,899 shares of Class B common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.

CUSIP NO. 74727D306/74727D207	13G	Page 8 of 18 Pages

1.	NAME OF REPORTING PERSONS Lopker Family 1997 Charitable Remainder Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,582,167 Class B – 1,871,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,582,167 Class B – 1,871,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,582,167 Class B – 1,871,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 58.9% (13) Class B – 58.5% (14)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(13)	Based on 12,871,094 shares of Class A common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.
(14)	Based on 3,198,899 shares of Class B common stock of the issuer outstanding as of November 30, 2011 as disclosed in the Form 10-Q for the quarter ended October 31, 2011 filed by the issuer with the U.S. Securities and Exchange Commission on December 9, 2011.

CUSIP NO. 74727D306/74727D207	13G	Page 9 of 18 Pages

**	Explanatory Note: The following constitutes a combined amendment on Schedule 13G for the years ended December 31, 2003 through December 31, 2011.

Item 1(a). Name of Issuer: QAD Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

100 Innovation Place, Santa Barbara, CA 93108, USA

Item 2(a). Name of Person Filing:

(1)	Karl F. Lopker

(2)	Pamela M. Lopker

(3)	Juliana Lynn Lopker Trust

(4)	Karl Bo Lopker Trust

(5)	The Lopker Living Trust dated March 23, 1993 (“Lopker Living Trust”)

(6)	Lopker Family Foundation

(7)	Lopker Family 1997 Charitable Remainder Trust (“Charitable Remainder Trust”)

Karl Lopker and Pamela Lopker act as joint trustees of the Lopker Living Trust and the Charitable Remainder Trust. Karl Lopker and Pamela Lopker are officers and board members of the Lopker Family Foundation and as a result may be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by the Lopker Family Foundation. Karl Lopker and Pamela Lopker disclaim beneficial ownership with respect to the shares owned by the Lopker Family Foundation. Juliana Lynn Lopker is the child of Karl Lopker and Pamela Lopker and is the beneficiary of the Juliana Lynn Lopker Trust. Karl Bo Lopker is the child of Karl Lopker and Pamela Lopker and is the beneficiary of the Karl Bo Lopker Trust.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The business address of Karl F. Lopker, Pamela M. Lopker, the Juliana Lynn Lopker Trust, the Karl Bo Lopker Trust, the Lopker Living Trust, the Lopker Family Foundation and the Charitable Remainder Trust is 100 Innovation Place, Santa Barbara, CA 93108, USA.

Item 2(c). Citizenship: Karl Lopker and Pamela Lopker are United States citizens and the other Reporting Persons are organized under the laws of the United States.

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

Class A – 74727D306

Class B – 74727D207

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

CUSIP NO. 74727D306/74727D207	13G	Page 10 of 18 Pages

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

On December 31, 2002, the effective date of the previously filed Schedule 13G by the group (the “Effective Date”), the Reporting Persons beneficially owned as a group a total of 18,291,015 shares of the QADI common stock $0.001 par value per share (“QADI”).

On December 14, 2010, QAD shareholders approved a recapitalization plan (the “Recapitalization”) pursuant to which QAD (i) established two classes of common stock, consisting of a new class of common stock with one-twentieth (1/20th) of a vote per share, designated as Class A common stock $0.001 par value per share (“QADA”) and a new class of common stock with one vote per share, designated as Class B common stock $0.001 par value per share (“QADB”); (ii) reclassified each issued and outstanding whole share of QADI as 0.1 share of QADB; and (iii) issued a dividend of four shares of QADA for each share of QADB outstanding after giving effect to the foregoing reclassification. The Recapitalization had the effect of a two-to-one reverse stock split.

Julia M. Lopker*

On the Effective Date, the estate of Julia M. Lopker, of which Karl F. Lopker was the likely beneficiary, owned of record 11,153 shares of QADI. 10,153 shares were subsequently transferred to Karl F. Lopker and 1,000 shares were subsequently transferred to the Lopker Living Trust. As of December 31, 2011, the estate of Julia M. Lopker owned no shares of record.

CUSIP NO. 74727D306/74727D207	13G	Page 11 of 18 Pages

Karl F. Lopker*

On the Effective Date, Karl Lopker owned no shares of record. 10,153 shares were subsequently transferred from the estate of Julia M. Lopker, 2,838 shares were subsequently received as dividends and 122,509 shares were subsequently received from grants of restricted stock units vested. As of December 14, 2010, the date of the Recapitalization, Karl Lopker owned of record 135,500 shares of QADI. Immediately after the Recapitalization, Karl Lopker owned of record 54,200 shares of QADA and 13,550 shares of QADB. 1,519 shares of QADA were subsequently received as dividends and 16,291 shares of QADA and 7,500 shares of QADB were subsequently received from grants of restricted stock units vested. As of December 31, 2011, Karl F. Lopker owned of record 72,010 shares of QADA and 21,050 shares of QADB.

Pamela M. Lopker*

On the Effective Date, Pamela Lopker owned of record 10,000 shares of QADI. 2,639 shares were subsequently received as dividends and 122,509 shares were subsequently received from grants of restricted stock units vested. As of December 14, 2010, the date of the Recapitalization, Pamela Lopker owned of record 135,148 shares of QADI. Immediately after the Recapitalization, Pamela Lopker owned of record 54,058 shares of QADA and 13,514 shares of QADB. 1,489 shares of QADA were subsequently received as dividends and 16,291 shares of QADA and 7,500 shares of QADB were subsequently received from grants of restricted stock units vested. As of December 31, 2011, Pamela M. Lopker owned of record 71,838 shares of QADA and 21,014 shares of QADB.

Juliana Lynn Lopker*

Juliana Lynn Lopker is the child of Karl Lopker and Pamela Lopker and is the beneficiary of the Juliana Lynn Lopker Trust. On the Effective Date, the Juliana Lynn Lopker Trust owned of record 350,809 shares of QADI. 50,000 shares were subsequently sold, 84,800 shares were subsequently received from the Lopker Living Trust and 9,032 shares were subsequently received as dividends. As of December 14, 2010, the date of the Recapitalization, the Juliana Lynn Lopker Trust owned of record 394,641 shares of QADI. Immediately after the Recapitalization, the Juliana Lynn Lopker Trust owned of record 157,856 shares of QADA and 39,464 shares of QADB. 144 shares of QADA were subsequently received as dividends. As of December 31, 2011, the Juliana Lynn Lopker Trust owned of record 158,000 shares of QADA and 39,464 shares of QADB.

Karl Bo Lopker*

Karl Bo Lopker is the child of Karl Lopker and Pamela Lopker and is the beneficiary of the Karl Bo Lopker Trust. On the Effective Date, the Karl Bo Lopker Trust owned of record 340,046 shares of QADI. 50,000 shares were subsequently sold, 84,800 shares were subsequently received from the Lopker Living Trust and 8,854 shares were subsequently received as dividends. As of December 14, 2010, the date of the Recapitalization, the Karl Bo Lopker Trust owned of record 383,700 shares of QADI. Immediately after the Recapitalization, the Karl Bo Lopker Trust owned of record 153,480 shares of QADA and 38,370 shares of QADB. As of December 31, 2011, the Karl Bo Lopker Trust owned of record 153,480 shares of QADA and 38,370 shares of QADB.

Lopker Living Trust*

Karl Lopker and Pamela Lopker serve jointly as trustees of the Lopker Living Trust. On the Effective Date, the Lopker Living Trust owned of record 17,422,507 shares of QADI. 100,000 shares were subsequently sold, 188,000 shares were subsequently transferred to the Lopker Family Foundation, 176,000 shares were subsequently gifted, 1,000 shares were subsequently received from the estate of Julia Lopker and 343,564 shares were subsequently received as dividends. As of December 14, 2010, the date of the Recapitalization, the Lopker Living Trust owned of record 17,303,071 shares of QADI. Immediately after the Recapitalization, the Lopker Living Trust owned of record 6,921,228 shares of QADA and 1,730,307 shares of QADB. 110,000 shares of QADA were subsequently transferred to the Lopker Family Foundation and 135,135 shares of QADA were subsequently received as dividends. As of December 31, 2011, the Lopker Living Trust owned of record 6,946,363 shares of QADA and 1,730,307 shares of QADB.

CUSIP NO. 74727D306/74727D207	13G	Page 12 of 18 Pages

Lopker Family Foundation*

Karl Lopker is the President of the Lopker Family Foundation and Pamela Lopker is the Chief Executive Officer. On the Effective Date, the Lopker Family Foundation owned of record 144,500 shares of QADI. 139,000 shares were subsequently sold, 188,000 shares were subsequently received from the Lopker Living Trust and 4,781 shares were subsequently received as dividends. As of December 14, 2010, the date of the Recapitalization, the Lopker Family Foundation owned of record 198,281 shares of QADI. Immediately after the Recapitalization, the Lopker Family Foundation owned of record 79,312 shares of QADA and 19,828 shares of QADB. 15,000 shares of QADA were subsequently sold, 110,000 shares of QADA were subsequently received from the Lopker Living Trust and 1,114 shares of QADA were subsequently received as dividends. As of December 31, 2011, the Lopker Family Foundation owned of record 175,426 shares of QADA and 19,828 shares of QADB.

Lopker Family 1997 Charitable Remainder Trust*

On the Effective Date, the Lopker Family 1997 Charitable Remainder Trust owned of record 12,000 shares of QADI. 473 shares were subsequently received as dividends. As of December 14, 2010, the date of the Recapitalization, the Lopker Family 1997 Charitable Remainder Trust owned of record 12,473 shares of QADI. Immediately after the Recapitalization, the Lopker Living Trust owned of record 4,988 shares of QADA and 1,247 shares of QADB. 96 shares of QADA were subsequently received as dividends. As of December 31, 2011, the Lopker Family 1997 Charitable Remainder Trust owned of record 5,084 shares of QADA and 1,247 shares of QADB.

*	For detail regarding beneficial ownership of the reporting persons as of the years ending December 31, 2002 through December 31, 2011, see Exhibit B.

(b)	Percent of Class: See Item 11 on the cover pages(s) hereto.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages(s) hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

CUSIP NO. 74727D306/74727D207	13G	Page 13 of 18 Pages

Item 8. Identification and Classification of Members of the Group:

See information provided in Item 4 above.

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 74727D306/74727D207	13G	Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

February 10, 2012
(Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker
Name and Title

February 10, 2012
(Date)

/S/ PAMELA M. LOPKER
(Signature)

Pamela M. Lopker
Name and Title

February 10, 2012
(Date)

/S/ EVAN BISHOP
(Signature)

Evan Bishop, Trustee Juliana Lynn Lopker Trust
Name and Title

February 10, 2012
(Date)

/S/ EVAN BISHOP
(Signature)

Evan Bishop, Trustee Karl Bo Lopker Trust
Name and Title

CUSIP NO. 74727D306/74727D207	13G	Page 15 of 18 Pages

February 10, 2012
(Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, Trustee The Lopker Living Trust dated March 23, 1993
Name and Title

February 10, 2012
(Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, President Lopker Family Foundation
Name and Title

February 10, 2012
(Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, Trustee Lopker Family 1997 Charitable Remainder Trust
Name and Title

CUSIP NO. 74727D306/74727D207	13G	Page 16 of 18 Pages

Exhibit Index

Exhibit A	Joint Filing Agreement

Exhibit B	Stock Shares Beneficially Owner at December 31, 2002-2011

CUSIP NO. 74727D306/74727D207	13G	Page 17 of 18 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule 13G (including amendments thereto) with respect to the common stock of QAD Inc., and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report. Each part to this agreement agrees that this joint filing agreement may be signed in any number of counterparts.

In evidence whereof, the undersigned have executed this Joint Filing Agreement on this 10th day of February, 2012.

/S/ KARL F. LOPKER
Karl F. Lopker

/S/ PAMELA M. LOPKER
Pamela M. Lopker

Juliana Lynn Lopker Trust

By: /s/ EVAN BISHOP
Evan Bishop, Trustee

Karl Bo Lopker Trust

By: /s/ EVAN BISHOP
Evan Bishop, Trustee

Lopker Family Foundation

By: /s/ KARL F. LOPKER
Karl F. Lopker, President

The Lopker Living Trust dated March 23, 1993

By: /s/ KARL F. LOPKER
Karl F. Lopker, Trustee

Lopker Family 1997 Charitable Remainder Trust

By: /s/ KARL F. LOPKER
Karl F. Lopker, Trustee

CUSIP NO. 74727D306/74727D207	13G	Page 18 of 18 Pages

Exhibit B

Stock Shares Beneficially Owned at December 31

2002 - 2011

	Karl F. Lopker	Pamela M. Lopker	Juliana Lynn Lopker Trust	Karl Bo Lopker Trust	The Lopker Living Trust	Lopker Family Foundation	1997 Charitable Remainder Trust	Julia Lopker Estate	Beneficial Ownership Total (1)	% of Class (2)
QADI
December 31, 2002		10,000	350,809	340,046	17,422,507	144,500	12,000	11,153	18,291,015	52.9
December 31, 2003		10,000	300,809	290,046	17,416,107	114,500	12,000	11,153	18,154,615	54.6
December 31, 2004	10,153	10,000	300,809	290,046	17,316,107	114,500	12,000	1,000	18,054,615	53.5
December 31, 2005	10,185	10,000	300,809	290,046	17,317,107	104,695	12,038	0	18,044,880	55.6
December 31, 2006	10,315	10,000	300,809	290,046	17,416,601	90,483	12,192		18,130,446	56.1
December 31, 2007	10,428	10,000	300,809	290,046	17,416,601	73,165	12,325		18,113,374	58.0
December 31, 2008	35,495	35,000	300,809	290,946	17,323,601	160,571	12,405		18,158,827	59.1
December 31, 2009	86,256	85,755	304,809	294,020	17,460,980	221,364	12,473		18,465,657	59.1
* December 14, 2010	135,500	135,148	394,641	383,700	17,303,071	198,281	12,473		18,562,814	58.5
QADA
* December 15, 2010	54,200	54,058	157,856	153,480	6,921,228	79,312	4,988		7,425,118	58.5
December 31, 2010	54,200	54,058	157,856	153,480	6,871,228	129,312	4,988		7,425,118	58.5
December 31, 2011	72,010	71,838	158,000	153,480	6,946,363	175,426	5,084		7,582,167	58.9
QADB
* December 15, 2010	13,550	13,514	39,464	38,370	1,730,307	19,828	1,247		1,856,280	58.5
December 31, 2010	13,550	13,514	39,464	38,370	1,730,307	19,828	1,247		1,856,280	58.5
December 31, 2011	21,050	21,014	39,464	38,370	1,730,307	19,828	1,247		1,871,280	58.5

*	Recapitalization from QADI to QADA and QADB
(1)	Number of shares beneficially owned by each reporting person with both shared voting power (see Item 6 on the cover page(s) hereto) and shared dispositive power (see Item 8 on the cover page(s) hereto). No reporting person has sole voting power (see Item 5 on the cover page(s) hereto) or sole dispositive power (see Item 7 on the cover page(s) hereto).
(2)	Percent of class beneficially owned by each reporting person with both shared voting power and shared dispositive power (see Item 11 on the cover page(s) hereto).